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                                  EXHIBIT 99.4


                       RALPH SHERIDAN EMPLOYMENT AGREEMENT



VOTED:              That the options granted to Mr. Sheridan to purchase 120,000
- ------              shares of the Corporation's Common Stock (the "Options") on
July 7, 1995        the terms set forth in the Employment Agreement and the
                    potential issuance of another 30,000 shares of the Corporation's Common Stock to Mr. Sheridan as a bonus for performance (the "Bonus," together with the shares issued or issuable in connection with the Employment Agreement, including the Options, the "Shares") on the terms set forth in the Employment Agreement be and they hereby are, ratified, approved and confirmed.


VOTED:              That the establishment and naming of the Ralph Sheridan
- ------              Employment Agreement, and the issuance of stock options to
May 22, 1996        Mr. Sheridan thereunder be, and hereby is, confirmed and
                    approved.